Exhibit 2

Shaw Communications Inc.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

November 29, 2013

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with International Financial Reporting Standards. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the systems provide reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal

Shaw Communications Inc.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

control are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at August 31, 2013.

[Signed]	[Signed]

Brad Shaw Chief Executive Officer	Steve Wilson Senior Vice President and Chief Financial Officer

Shaw Communications Inc.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Shaw Communications Inc.

We have audited the accompanying consolidated financial statements of Shaw Communications Inc., which comprise the consolidated statements of financial position as at August 31, 2013 and 2012, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended August 31, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Shaw Communications Inc. as at August 31, 2013 and 2012, and its financial performance and its cash flows for the years ended August 31, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Shaw Communication Inc.’s internal control over financial reporting as of August 31, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework and our report dated November 29, 2013 expressed an unqualified opinion on Shaw Communications Inc.’s internal control over financial reporting.

Calgary, Canada
November 29, 2013
Chartered Accountants

Shaw Communications Inc.

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROLS

UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of

Shaw Communications Inc.

We have audited Shaw Communications Inc.’s internal control over financial reporting as at August 31, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework (the COSO criteria). Shaw Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Shaw Communications Inc. maintained, in all material respects, effective internal control over financial reporting as at August 31, 2013, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States), the consolidated statements of financial position of Shaw Communications Inc. as at August 31, 2013 and 2012, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended August 31, 2013 and 2012, and our report dated November 29, 2013 expressed an unqualified opinion thereon.

Calgary, Canada November 29, 2013
Chartered Accountants

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

[millions of Canadian dollars]	August 31, 2013 $	August 31, 2012 $

ASSETS
Current
Cash	422	427
Accounts receivable [note 4]	486	433
Inventories [note 5]	96	102
Other current assets [note 6]	72	89
Derivative instruments [note 28]	3	–
Assets held for sale [notes 3 and 22]	116	–

	1,195	1,051
Investments and other assets [note 7]	10	13
Property, plant and equipment [note 8]	3,370	3,242
Assets held for sale	–	1
Other long-term assets [note 9]	306	331
Deferred income tax assets [note 23]	–	14
Intangibles [note 10]	7,153	7,355
Goodwill [note 10]	698	715

	12,732	12,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11]	859	811
Provisions [note 12]	26	19
Income taxes payable	136	156
Unearned revenue	172	157
Promissory note [note 3]	48	–
Current portion of long-term debt [notes 13 and 28]	950	451
Current portion of derivative instruments [note 28]	–	1
Liabilities associated with assets held for sale [note 3]	14	–

	2,205	1,595
Long-term debt [notes 13 and 28]	3,868	4,812
Other long-term liabilities [notes 2, 14 and 26]	223	553
Provisions [note 12]	9	8
Deferred credits [note 15]	872	635
Deferred income tax liabilities [note 23]	1,142	1,085

	8,319	8,688

Commitments and contingencies [notes 13, 25 and 26]
Shareholders’ equity [note 2]
Common and preferred shareholders	4,182	3,753
Non-controlling interests in subsidiaries	231	281

	4,413	4,034

	12,732	12,722

See accompanying notes
On behalf of the Board:
[Signed]	[Signed]
JR Shaw	Michael O’Brien
Director	Director

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

Years ended August 31 [millions of Canadian dollars except per share amounts]	2013 $	2012 $
Revenue [note 24]	5,142	4,998
Operating, general and administrative expenses [note 21]	(2,922)	(2,871)
Amortization –
Deferred equipment revenue [note 15]	121	115
Deferred equipment costs [note 9]	(257)	(231)
Property, plant and equipment, intangibles and other [notes 8, 9, 10 and 15]	(718)	(692)

Operating income	1,366	1,319
Amortization of financing costs – long-term debt [note 13]	(4)	(5)
Interest expense [notes 13 and 24]	(309)	(330)
Gain on sale of cablesystem [note 3]	50	–
Acquisition and divestment costs [note 3]	(8)	–
Gain on sale of associate [note 3]	7	–
CRTC benefit obligations [note 3]	–	(2)
Gain on remeasurement of interests in equity investments [note 3]	–	6
Gain on derivative instruments	–	1
Accretion of long-term liabilities and provisions	(9)	(14)
Other losses [note 22]	(26)	–

Income before income taxes	1,067	975
Current income tax expense [note 23]	162	257
Deferred income tax expense (recovery)	121	(43)

Net income	784	761

Net income attributable to:
Equity shareholders	746	728
Non-controlling interests in subsidiaries	38	33

	784	761

Earnings per share [note 18]
Basic	1.64	1.62
Diluted	1.63	1.61

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2013	2012
Years ended August 31 [millions of Canadian dollars]	$	$
Net income	784	761
Other comprehensive income (loss) [note 20]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	4	–
Adjustment for hedged items recognized in the period	(1)	(2)

	3	(2)

Items that will not be subsequently reclassified to income:
Remeasurements on employee benefit plans	3	(62)

	6	(64)

Comprehensive income	790	697

Comprehensive income attributable to:
Equity shareholders	752	664
Non-controlling interests in subsidiaries	38	33

	790	697

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Year ended August 31, 2013
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2012	2,750	77	1,019	(93)	3,753	281	4,034
Net income	–	–	746	–	746	38	784
Other comprehensive loss	–	–	–	6	6	–	6

Comprehensive income	–	–	746	6	752	38	790
Dividends	–	–	(341)	–	(341)	–	(341)
Dividend reinvestment plan	126	–	(126)	–	–	–	–
Shares issued under stock option plan	79	(10)	–	–	69	–	69
Share-based compensation	–	5	–	–	5	–	5
Distributions declared by subsidiaries to non-controlling interests	–	–	–	–	–	(19)	(19)
Contribution from non-controlling interest [note 27]	–	–	–	–	–	1	1
Acquisition of non-controlling interests [note 3]	–	–	(56)	–	(56)	(70)	(126)

Balance as at August 31, 2013	2,955	72	1,242	(87)	4,182	231	4,413

Year ended August 31, 2012
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2011	2,633	73	728	(29)	3,405	272	3,677
Net income	–	–	728	–	728	33	761
Other comprehensive loss	–	–	–	(64)	(64)	–	(64)

Comprehensive income (loss)	–	–	728	(64)	664	33	697
Dividends	–	–	(339)	–	(339)	–	(339)
Dividend reinvestment plan	98	–	(98)	–	–	–	–
Shares issued under stock option plan	19	(2)	–	–	17	–	17
Share-based compensation	–	6	–	–	6	–	6
Distributions declared by subsidiaries to non-controlling interests	–	–	–	–	–	(24)	(24)

Balance as at August 31, 2012	2,750	77	1,019	(93)	3,753	281	4,034

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2013	2012
Years ended August 31 [millions of Canadian dollars]	$	$

OPERATING ACTIVITIES [note 29]
Funds flow from operations	1,380	1,299
Net change in non-cash working capital balances related to operations	(11)	18

	1,369	1,317

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 24]	(802)	(730)
Additions to equipment costs (net) [note 24]	(132)	(178)
Additions to other intangibles [note 24]	(69)	(65)
Net decrease (increase) to inventories	6	(5)
Proceeds on sale of cablesystem [note 3]	398	–
Divestment costs [note 3]	(5)	–
Proceeds on wireless spectrum license option [note 3]	50	–
Refundable deposit on wireless spectrum license [note 3]	200	–
Business acquisitions, net of cash acquired [note 3]	(222)	(18)
Proceeds on disposal of property, plant and equipment [note 24]	3	9
Proceeds from (additions to) investments and other assets [note 3]	(69)	4

	(642)	(983)

FINANCING ACTIVITIES
Increase in long-term debt	590	–
Debt repayments	(1,041)	(1)
Bank credit facility arrangement costs	–	(4)
Issue of Class B Non-Voting Shares, net of after-tax expenses	69	17
Dividends paid on Class A Shares and Class B Non-Voting Shares	(319)	(318)
Dividends paid on Series A Preferred Shares	(13)	(15)
Distributions paid to non-controlling interests in subsidiaries	(19)	(26)
Contribution received from non-controlling interest [note 27]	1	–

	(732)	(347)

Decrease in cash before discontinued operations	(5)	(13)
Decrease in cash from discontinued operations [note 3]	–	(3)

Decrease in cash	(5)	(16)
Cash, beginning of year	427	443

Cash, end of year	422	427

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone and telecommunications services (“Cable”); Direct-to-home (DTH) satellite services and satellite distribution services (“Satellite”); and programming content (“Media”).

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. The Company’s shares are listed on the Toronto and New York Stock Exchanges. The registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company for the years ended August 31, 2013 and 2012, were approved by the Board of Directors and authorized for issue on November 29, 2013.

Basis of presentation

These consolidated financial statements have been prepared primarily under the historical cost convention and are expressed in millions of Canadian dollars unless otherwise indicated. Other measurement bases used are outlined below and in the applicable notes. The consolidated statements of income are presented using the nature classification for expenses.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the period are included from their respective dates of acquisition.

The accounts also include the Company’s proportionate share of the assets, liabilities, revenues, and expenses of its interests in joint ventures which includes a 33.33% interest in the Burrard Landing Lot 2 Holdings Partnership and 50% interest in several specialty television channels.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company’s interest in the assets, liabilities, results of operations and cash flows of these joint ventures are as follows:

	2013 $	2012 $
Current assets	10	8
Property, plant and equipment	15	16
	25	24
Current liabilities	2	1
Long-term debt	19	20
Proportionate share of net assets	4	3

	2013 $	2012 $
Revenue	27	31
Operating, general and administrative expenses	(11)	(14)
Amortization	(1)	(1)
Interest	(1)	(1)
Other gains	1	1
Proportionate share of income before income taxes	15	16
Cash flow provided by operating activities	15	14
Cash flow used in financing activities	(1)	(1)
Proportionate share of cash distributions	14	13

Non-controlling interests arise from business combinations in which the Company acquires less than 100% interest. At the time of acquisition, non-controlling interests are measured at either fair value or their proportionate share of the fair value of acquiree’s identifiable assets. The Company determines the measurement basis on a transaction by transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased for their share of changes in equity.

Investments and other assets

Investments in associates are accounted for using the equity method based on the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the associate’s net income or losses after the date of investment, additional contributions made and dividends received.

Investments where the Company doesn’t exercise significant influence are accounted for at fair value unless investments don’t have quoted market prices in an active market and their fair value cannot be reliably measured. Investments are written down when there has been a significant or prolonged decline in fair value.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Revenue and expenses

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection and installation fee revenue and/or customer premise equipment revenue) and related subscription revenue. Upfront fees charged to customers do not constitute separate units of accounting, therefore these revenue streams are assessed as an integrated package.

(i)	Revenue

Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers. Affiliate subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.

Subscriber connection fees received from customers are deferred and recognized as revenue on a straight-line basis over two years. Direct and incremental initial selling, administrative and connection costs related to subscriber acquisitions are recognized as an operating expense as incurred. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

Installation revenue received on contracts with commercial business customers is deferred and recognized as revenue on a straight-line basis over the related service contract, which generally span two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

(ii)	Deferred equipment revenue and deferred equipment costs

Revenue from sales of DTH equipment and digital cable terminals (“DCTs”) is deferred and recognized on a straight-line basis over two years commencing when subscriber service is activated. The total cost of the equipment, including installation, represents an inventoriable cost which is deferred and recognized on a straight-line basis over the same period. The DCT and DTH equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Revenue from sales of satellite tracking hardware and costs of goods sold is deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment costs amortization, respectively.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

(iii)	Deferred IRU revenue

Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and included in amortization of property, plant and equipment, intangibles and other in the consolidated statements of income.

Cash

Cash is presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s revolving term facility are greater than the amount of cash, the net amount is presented as bank indebtedness.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances.

Inventories

Inventories include subscriber equipment such as DCTs and DTH receivers, which are held pending rental or sale at cost or at a subsidized price. When subscriber equipment is sold, the equipment revenue and equipment costs are deferred and amortized over two years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment costs.

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and other directly attributable costs incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized and borrowing costs on qualifying assets for which the commencement date is on or after September 1, 2010 are also capitalized. As well, any asset removal and site restoration costs in connection with the retirement of assets are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life
Cable and telecommunications distribution system	5-15 years
Digital cable terminals and modems	2-7 years
Satellite audio, video and data network equipment and DTH receiving equipment	2-10 years
Transmitters, broadcasting and communication equipment	5-15 years
Buildings	15-40 years
Data processing	3-4 years
Other	3-20 years

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company reviews the estimates of lives and useful lives on a regular basis.

Assets held for sale

Non-current assets and disposal groups are classified as held for sale when specific criteria are met and are measured at the lower of carrying amount and estimated fair value less costs to sell. Assets held for sale are not amortized and are reported separately on the statement of financial position.

Other long-term assets

Other long-term assets primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to five years; (ii) credit facility arrangement fees amortized on a straight-line basis over the term of the facility; (iii) long-term receivables; and (iv) the non-current portion of prepaid maintenance and support contracts.

Intangibles

The excess of the cost of acquiring cable, satellite and media businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licenses, trademarks, brands, program rights, customer relationships and software assets. Broadcast rights and licenses, trademarks and brands represent identifiable assets with indefinite useful lives. Spectrum licenses were acquired in Industry Canada’s auction of licenses for advanced wireless services and have an indefinite life.

Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. Program rights are segregated on the statement of financial position between current and noncurrent based on expected life at time of acquisition.

Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over the estimated useful life of 15 years.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets for which the commencement date is on or after September 1, 2010. Software assets are amortized on a straight-line basis over estimated useful lives ranging from four to ten years. The Company reviews the estimates of lives and useful lives on a regular basis.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Borrowing costs

The Company capitalizes borrowing costs on qualifying assets, for which the commencement date is on or after September 1, 2010, that take more than one year to construct or develop using the Company’s weighted average cost of borrowing which approximates 6.5%.

Impairment

(i)	Goodwill and indefinite-life intangibles

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at March 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell (“FVLCS”) and its value in use (“VIU”). A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are consistent with its reporting segments, Cable, Satellite and Media. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(ii)	Non-financial assets with finite useful lives

For non-financial assets, such as property, plant and equipment and finite-life intangible assets, an assessment is made at each reporting date as to whether there is an indication that an asset may be impaired. If any indication exists, the recoverable amount of the asset is determined based on the higher of FVLCS and VIU. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. Previously recognized impairment losses are reviewed for possible reversal at each reporting date and all or a portion of the impairment reversed if the asset’s value has increased.

CRTC benefit obligations

The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded, on a discounted basis, at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities and provisions in the income statement.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The timing or amount of the outflow may still be uncertain. Provisions are measured using the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainties associated with the obligation. Provisions are discounted where the time value of money is considered material.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

(i)	Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of transmitter sites. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities and provisions. The discount rates applied are subsequently adjusted to current rates as required at the end of reporting periods. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

(ii)	Other provisions

Provisions for disputes, legal claims and contingencies are recognized when warranted. The Company establishes provisions after taking into consideration legal assessments (if applicable), expected availability of insurance or other recourse and other available information.

Deferred credits

Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement; (ii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two years to five years; (iii) connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years; (iv) a deposit on a future fibre sale; and (v) amounts received in respect of granting an option to acquire its wireless spectrum licenses.

Income taxes

The Company accounts for income taxes using the liability method, whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to income taxes levied by the same authority in the same taxable entity. Income tax expense for the period is the tax payable for the period using tax rates substantively enacted at the reporting date, any adjustments to taxes payable in respect of previous years and any change during the period in deferred income tax assets and liabilities, except to the extent that they relate to a business combination or divestment, items recognized directly in equity or in other comprehensive income. The Company records interest and penalties related to income taxes in income tax expense.

Tax credits and government grants

The Company has access to a government program which supports local programming produced by conventional television stations. In addition, the Company receives tax credits primarily related to its research and development activities. Government financial assistance is

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

recognized when management has reasonable assurance that the conditions of the government programs are met and accounted for as a reduction of related costs, whether capitalized and amortized or expensed in the period the costs are incurred.

Foreign currency translation

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the period-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange loss recognized on the translation and settlement of current monetary assets and liabilities was $3 (2012 – $nil) and is included in other losses.

Financial instruments other than derivatives

Financial instruments have been classified as loans and receivables, assets available-for-sale, assets held-for-trading or financial liabilities. Cash has been classified as held-for-trading and is recorded at fair value with any change in fair value immediately recognized in income (loss). Other financial assets are classified as available-for-sale or as loans and receivables. Available-for-sale assets are carried at fair value with changes in fair value recorded in other comprehensive income (loss) until realized. Loans and receivables and financial liabilities are carried at amortized cost. None of the Company’s financial assets are classified as held-to-maturity and none of its financial liabilities are classified as held-for-trading.

Finance costs and discounts associated with the issuance of debt securities are netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity.

Derivative financial instruments

The Company uses derivative financial instruments, such as foreign currency forward purchase contracts, to manage risks from fluctuations in foreign exchange rates. All derivative financial instruments are recorded at fair value in the statement of financial position. Where permissible, the Company accounts for these financial instruments as hedges which ensures that counterbalancing gains and losses are recognized in income in the same period. With hedge accounting, changes in the fair value of derivative financial instruments designated as cash flow hedges are recorded in other comprehensive income (loss) until the variability of cash flows relating to the hedged asset or liability is recognized in income (loss). When an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in other comprehensive income (loss) are reclassified to the initial carrying amount of the related asset. Where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, they are classified as held-for-trading and the changes in fair value are immediately recognized in income (loss).

Instruments that have been entered into by the Company to hedge exposure to foreign currency risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Fair value measurements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs for the asset or liability are based on observable market data, either directly or indirectly, other than quoted prices.

Level 3	Inputs for the asset or liability are not based on observable market data.

Employee benefits

The Company accrues its obligations under its employee benefit plans, net of plan assets. The cost of pensions and other retirement benefits earned by certain employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are recognized immediately in the income statement. Remeasurements include actuarial gains or losses and the return on plan assets (excluding interest income). Actuarial gains and losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plans such as changes in discount rates, expected retirement ages and projected salary increases. Remeasurements are recognized in other comprehensive income (loss) on an annual basis, at a minimum, and on an interim basis when there are significant changes in assumptions.

August 31 is the measurement date for the Company’s employee benefit plans. The last actuarial valuations for funding purposes for the various plans were performed effective December 31, 2012 and the next actuarial valuations for funding purposes are effective December 31, 2013.

Share-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital. The Company calculates the fair value of share-based compensation awarded to employees using the Black-Scholes option pricing model. The fair value of options are expensed and credited to contributed surplus over the vesting period of the options using the graded vesting method.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company has a restricted share unit (“RSU”) plan for officers and employees of the Company. RSUs vest on the second anniversary of the grant date and compensation is recognized on a straight-line basis over the two year vesting period. RSUs will be settled in cash and the obligation for RSUs is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding RSUs.

The Company has a deferred share unit (“DSU”) plan for its Board of Directors. Compensation cost is recognized immediately as DSUs vest when granted. DSUs will be settled in cash and the obligation is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding DSUs.

The Company has an employee share purchase plan (the “ESPP”) under which eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the participant’s contributions.

Earnings per share

Basic earnings per share is based on net income attributable to equity shareholders adjusted for dividends on preferred shares and is calculated using the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding during the period. Diluted earnings per share is calculated by considering the effect of all potentially dilutive instruments. In calculating diluted earnings per share, any proceeds from the exercise of stock options and other dilutive instruments are assumed to be used to purchase Class B Non-Voting Shares at the average market price during the period.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees.

Estimation uncertainty and critical judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and significant changes in assumptions could cause an impairment in assets. The following require the most difficult, complex or subjective judgements which result from the need to make estimates about the effects of matters that are inherently uncertain.

Estimation uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that could impact the carrying amount of assets and liabilities and results of operations in future periods:

(i)	Allowance for doubtful accounts

The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. The estimated allowance required is a matter of judgement and the

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions.

(ii)	Property, plant and equipment

The Company is required to estimate the expected useful lives of its property, plant and equipment. These estimates of useful lives involve significant judgement. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. Management’s judgement is also required in determination of the amortization method, the residual value of assets and the capitalization of labour and overhead.

(iii)	Business combinations – purchase price allocation

Purchase price allocations involve uncertainty because management is required to make assumptions and judgements to estimate the fair value of the identifiable assets acquired and liabilities assumed in business combinations. Fair value estimates are based on quoted market prices and widely accepted valuation techniques, including discounted cash flow (“DCF”) analysis. Such estimates include assumptions about inputs to the valuation techniques, industry economic factors and business strategies.

(iv)	Impairment

The Company estimates the recoverable amount of its CGUs using a FVLCS calculation based on a DCF analysis. Significant judgements are inherent in this analysis including estimating the amount and timing of the cash flows attributable to the broadcast rights and licenses, the selection of an appropriate discount rate, and the identification of appropriate terminal growth rate assumptions. In this analysis the Company estimates the discrete future cash flows associated with the intangible asset for five years and determines a terminal value. The future cash flows are based on the Company’s estimates of future operating results, economic conditions and the competitive environment. The terminal value is estimated using both a perpetuity growth assumption and a multiple of operating income before amortization. The discount rates used in the analysis are based on the Company’s weighted average cost of capital and an assessment of the risk inherent in the projected cash flows. In analyzing the FVLCS determined by the DCF analysis the Company also considers a market approach determining a recoverable amount for each unit and total entity value determined using a market capitalization approach. Recent market transactions are taken into account, when available. The key assumptions used to determine the recoverable amounts, including a sensitivity analysis, are included in note 10.

(v)	Employee benefit plans

The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The most significant assumption used to calculate the net employee benefit plan expense is the discount

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes required.

(vi)	Income taxes

The Company is required to estimate income taxes using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. In determining the measurement of tax uncertainties, the Company applies a probable weighted average methodology. Realization of deferred income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all recognized deferred income tax assets will be realized based on reversals of deferred income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

(vii)	Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

Critical judgements

The following are critical judgements apart from those involving estimation:

(i)	Determination of a CGU

Management’s judgement is required in determining the Company’s cash generating units for the impairment assessment of its indefinite-life intangible assets. The CGUs have been determined considering operating activities and asset management and are consistent with the Company’s reporting segments, Cable, Satellite and Media.

(ii)	Broadcast rights and licenses and spectrum licenses – indefinite-life assessment

The Company’s businesses are dependent upon broadcast licenses (or operate pursuant to an exemption order) granted and issued by the CRTC. In addition, the Company holds AWS licenses to operate a wireless system in Canada. While these licenses must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory or competitive factors that limit the useful lives of these assets.

Adoption of recent accounting pronouncements

The Company adopted the following standards and amendments effective September 1, 2012.

(i)	Employee Benefits

IAS 19, Employee Benefits (amended 2011), eliminates the existing option to defer actuarial gains and losses and requires changes from the remeasurement of defined benefit plan assets

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

and liabilities to be presented in the statement of other comprehensive income. The significant amendments to IAS 19 which impact the Company are as follows:

•

Expected return on plan assets is replaced with interest income and calculated based on the discount rate used to measure the pension obligation; the difference between interest income and actual return on plan assets is recognized in other comprehensive income

•	Immediate recognition of past service costs when plan amendments occur regardless of whether or not they are vested

•	Plan administration costs, other than costs associated with managing plan assets, are required to be expensed

•	Expanded disclosures including plan characteristics and risks arising from defined benefit plans

The Company early adopted the amended standard with retrospective restatement which resulted in an increase in other long-term liabilities and decrease in retained earnings by $1 at August 31, 2012 and September 1, 2011. There was no impact on the Company’s consolidated statements of income, comprehensive income or cash flows for 2012.

(ii)	Presentation of Financial Statements

IAS 1, Presentation of Financial Statements, was amended to require presentation of items of other comprehensive income based on whether they may be reclassified to the statement of income and has been applied retrospectively.

(iii)	Income Taxes

IAS 12, Income Taxes (amended 2011), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value. The amendment had no impact on the Company’s consolidated financial statements.

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 9, Financial Instruments: Classification and Measurement, is the first part of the replacement of IAS 39 Financial Instruments and applies to the classification and measurement of financial assets and financial liabilities as defined by IAS 39. It is required to be applied retrospectively for the annual period commencing September 1, 2015.

•

The following standards and amended standards are required to be applied retrospectively for the annual period commencing September 1, 2013 and other than the disclosure requirements therein, they must be applied concurrently:

•

IFRS 10, Consolidated Financial Statements, replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

•

IFRS 11, Joint Arrangements, replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12, Disclosure of Interests in Other Entities, sets out required disclosures on application of IFRS 10, IFRS 11, and IAS 28 (amended 2011).

•	IAS 27, Separate Financial Statements was amended in 2011 for the issuance of IFRS 10 and retains the current guidance for separate financial statements.

•

IAS 28, Investments in Associates was amended in 2011 for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•

IFRS 13, Fair Value Measurement, defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements and is required to be applied prospectively for the annual period commencing September 1, 2013.

3.	BUSINESS ACQUISITIONS, PURCHASE AND SALE OF ASSETS AND DISCONTINUED OPERATIONS

Business acquisitions

2013

Telecommunications services business

On April 30, 2013, the Company acquired Enmax Envision Inc. (“Envision”), a wholly-owned subsidiary of ENMAX Corporation, for $222 in cash. Envision provides telecommunication services to business customers in Calgary. The purpose of the transaction is to expand on the Company’s business initiatives and enhance the profile of its telecommunications services in the competitive Calgary business marketplace.

Envision has contributed approximately $12 of revenue and $1 of net income for the four month period. If the acquisition had occurred on September 1, 2012, revenue and net income would have been approximately $33 and $4, respectively. Acquisition related costs of $3 to effect the transaction have been incurred and are included in acquisition and divestment costs in the statement of income.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

A summary of net assets and allocation of consideration is as follows:

$
Accounts receivable	3
Other current assets	1
Property, plant and equipment	73
Intangibles(1)	87
Goodwill(2)	68

232
Accounts payable and accrued liabilities	1
Unearned revenue	2
Deferred credits	5
Deferred income tax liability	2

222

(1)	Intangibles is comprised of customer relationships and are being amortized over 15 years.

(2)	Goodwill represents the combined value of growth expectations, an assembled workforce and expected synergies and efficiencies from integrating the operations with the Company’s existing business. Goodwill of $66 is deductible for income tax purposes.

2012

Television broadcasting businesses

$
Cash	21
Consideration for the equity interests held prior to the acquisition	9

30
Cumulative income from equity interests prior to acquisition	4
Gain on remeasurement of interests in equity investments	6

40

On May 31, 2012, the Company closed the acquisition of the partnership units of Mystery Partnership (“Mystery”) and Men TV General Partnership (“The Cave”) not already owned by the Company, for total consideration of $21. Prior to the acquisition, the Company held a 50% interest in Mystery which was proportionately consolidated and a 49% interest in The Cave which was accounted for under the equity method. The fair value of the previous ownership interests in these specialty channels on the acquisition date was $19. The transaction is accounted for using the acquisition method and as a result of remeasuring these equity interests to fair value, the Company recorded a gain of $6 in the income statement. If the acquisition had occurred on September 1, 2011, revenue and net income for the year would have been approximately $12 and $2, respectively.

As part of the CRTC decisions approving the transaction, the Company is required to contribute $2 in new benefits to the Canadian broadcasting system over the next seven years. The

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

contribution will be used to create new programming. The obligation has been recorded in the income statement at fair value, being the discounted future cash flows using a 4% discount rate.

A summary of net assets acquired and allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash	6
Accounts receivable	4
Other current assets(1)	4
Intangibles(2) [note 10]	28
Goodwill, not deductible for tax(3) [note 10]	3

45
Current liabilities	3
Deferred income taxes	2

40

(1)	Other current assets is comprised of program rights.

(2)	Intangibles include broadcast licenses and program rights.

(3)	Goodwill comprises the value of expected efficiencies and synergies from integrating the operations with the Company’s other wholly-owned specialty channels.

Purchase and sale of assets

Transactions with Rogers Communications Inc. (“Rogers”)

During the current year, the Company entered into agreements with Rogers to sell to Rogers its shares in Mountain Cablevision Limited (“Mountain Cable”) and grant to Rogers an option to acquire its wireless spectrum licenses as well as to purchase from Rogers its 33.3% interest in TVtropolis General Partnership (“TVtropolis”). The sale of Mountain Cable closed on April 30, 2013 and the acquisition of the additional interest in TVtropolis closed on June 30, 2013. The exercise of the option and the sale of the wireless spectrum licenses is still subject to various regulatory approvals and is expected to occur in 2015. The transactions are strategic in nature allowing the Company to use a portion of the net proceeds to accelerate various capital investments to improve and strengthen its network advantage.

The Company incurred costs of $5 in respect of the transactions with Rogers. These costs have been expensed and are included in acquisition and divestment costs in the statement of income.

Mountain Cable

Mountain Cable has approximately 40,000 video customers in its operations based in Hamilton, Ontario. It represented a disposal group within the cable operating segment and accordingly, is not presented as discontinued operations in the statement of income.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company received proceeds of $398 in cash on the sale of the Mountain Cable and recorded a gain of $50. The assets and liabilities disposed of were as follows:

$
Accounts receivable	2
Property, plant and equipment	65
Other long-term assets	3
Intangibles	245
Goodwill	81

396

Accounts payable and accrued liabilities	1
Income tax payable	1
Unearned revenue	2
Deferred credits	2
Deferred income taxes	42

48

Wireless spectrum licenses

The wireless spectrum licenses are not classified as assets held for sale due to regulatory restrictions preventing the exercise of the option and subsequent transfer of the licenses until after September 2014. The Company received $50 in respect of the purchase price of the option to acquire the wireless spectrum licenses. The amount is recorded in deferred credits and will be included as part of the proceeds received on exercise of the option and sale of the wireless spectrum licenses, or alternatively as a gain if the option is not exercised and expires. In addition, the Company received a $200 refundable deposit in respect of the option exercise price. The deposit has been recorded in deferred credits and will be included as part of the proceeds received on exercise of the option and sale of the wireless spectrum licenses or refunded to Rogers if the option is not exercised and expires.

TVtropolis

The acquisition of Rogers’ 33.3% interest in TVtropolis increased the Company’s ownership to 100%. The difference between the consideration of $59, which was initially paid as a deposit pending regulatory approval of the transaction, and the carrying value of the interest acquired of $23 has been charged to retained earnings.

Transactions with Corus Entertainment Inc. (“Corus”)

During the current year, the Company entered into a series of agreements with Corus (see note 27) to optimize its portfolio of specialty channels. Effective April 30, 2013, the Company sold to Corus its 49% interest in ABC Spark and acquired from Corus its 20% interest in Food Network Canada. In addition, the Company has agreed to sell to Corus its 50% interest in its two French-language channels, Historia and Series+. The sale of Historia and Series+ is expected to occur in 2014.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Food Network Canada and ABC Spark

The acquisition of an additional 20% interest in Food Network Canada increased the Company’s ownership to 71%. The difference between the consideration of $67 and carrying value of the interest acquired of $47 has been charged to retained earnings.

The Company recorded proceeds, including working capital adjustments, of $19 and gain on sale of associate of $7 on the disposition of its 49% interest in ABC Spark.

The Company issued a non-interest bearing promissory note of $48 to satisfy the net consideration in respect of these transactions. The settlement of the promissory note, which came due on September 30, 2013, has been extended to the closing date of the Company’s sale of Historia and Series+ to Corus.

Historia and Series+

Historia and Series+ represent a disposal group within the media segment and accordingly, are not presented as discontinued operations in the statement of income. The assets and liabilities associated with Historia and Series+ and classified as held for sale in the statement of financial position at August 31, 2013 are as follows:

$
Accounts receivable	4
Other current assets	5
Intangibles	92
Goodwill	4

105

Accounts payable and accrued liabilities	2
Deferred income tax liability	12

14

Discontinued operations

During late 2011, the Company discontinued its wireless operations. The decrease in cash from discontinued operations in 2012 of $3 was comprised of cash used in investing activities.

4.	ACCOUNTS RECEIVABLE

	2013 $	2012 $
Subscriber and trade receivables	496	436
Due from related parties [note 27]	1	1
Miscellaneous receivables	16	24

	513	461
Less allowance for doubtful accounts	(27)	(28)

	486	433

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Included in operating, general and administrative expenses is a provision for doubtful accounts of $26 (2012 – $30).

5.	INVENTORIES

	2013	2012
	$	$
Subscriber equipment	93	98
Other	3	4

	96	102

Subscriber equipment includes DTH equipment, DCTs and related customer premise equipment.

6.	OTHER CURRENT ASSETS

	2013	2012
	$	$
Program rights	18	21
Tax indemnity	1	17
Prepaid expenses and other	53	51

	72	89

7.	INVESTMENTS AND OTHER ASSETS

	2013	2012
	$	$
Investments, at equity:
Specialty channel networks	–	10
Other assets:
Loan to equity associate	–	2
Other	10	1

	10	13

Investments at equity

During 2013, the Company sold its 49% interest in ABC Spark and in 2012, acquired the remaining 51% interest in The Cave (see note 3).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company’s interest in the assets, liabilities and results of operations of investments in associates which were accounted for using the equity method are summarized as follows:

	2013 $	2012 $
Current assets	–	2
Non-current assets	–	13

	–	15
Current liabilities	–	3
Non-current liabilities	–	2

Proportionate interest in net assets	–	10

	2013 $	2012 $
Revenue	3	5
Expenses	(3)	(5)

Proportionate share of net income	–	–

Other assets

The Company received repayment of the loan to ABC Spark as part of the sale transaction.

The Company has a portfolio of minor investments in several private entities.

8.	PROPERTY, PLANT AND EQUIPMENT

	August 31, 2013			August 31, 2012
	Cost $	Accumulated amortization $	Net book Value $	Cost $	Accumulated amortization $	Net book Value $
Cable and telecommunications distribution system	4,576	2,321	2,255	4,397	2,210	2,187
Digital cable terminals and modems	734	393	341	719	367	352
Satellite audio, video and data network and DTH Receiving equipment	149	62	87	85	61	24
Transmitters, broadcasting, communications and Production equipment	100	39	61	88	24	64
Land and buildings	447	168	279	448	146	302
Data processing and other	372	173	199	365	159	206
Assets under construction	148	–	148	107	–	107

	6,526	3,156	3,370	6,209	2,967	3,242

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Changes in the net carrying amounts of property, plant and equipment for 2013 and 2012 are summarized as follows:

	August 31, 2012							August 31, 2013
	Net book value $	Business acquisition and divestment $	Additions $	Transfer $	Amortization $	Disposals $	Writedown and transfer to assets held for sale $	Net book Value $
Cable and telecommunications distribution system	2,187	17	453	–	(402)	–	–	2,255
Digital cable terminals and modems	352	(5)	160	–	(166)	–	–	341
Satellite audio, video and data network and DTH Receiving equipment	24	–	18	59	(13)	(1)	–	87
Transmitters, broadcasting, communications and Production equipment	64	–	13	–	(16)	–	–	61
Land and buildings	302	(3)	11	–	(24)	(6)	(1)	279
Data processing and other	206	(1)	49	5	(58)	(2)	–	199
Assets under construction	107	–	129	(64)	–	–	(24)	148

	3,242	8	833	–	(679)	(9)	(25)	3,370

	August 31, 2011						August 31, 2012
	Net book value $	Additions $	Transfer $	Amortization $	Disposals $	Writedown $	Net book Value $
Cable and telecommunications distribution system	2,105	441	21	(380)	–	–	2,187
Digital cable terminals and modems	350	167	–	(165)	–	–	352
Satellite audio, video and data network and DTH Receiving equipment	32	3	–	(11)	–	–	24
Transmitters, broadcasting, communications and Production equipment	65	13	–	(14)	–	–	64
Land and buildings	326	11	2	(21)	–	(16)	302
Data processing and other	211	38	19	(52)	(6)	(4)	206
Assets under construction	111	42	(42)	–	(4)	–	107

	3,200	715	–	(643)	(10)	(20)	3,242

In 2013, the Company recognized a loss of $6 (2012 – $1) on the disposal of property, plant and equipment.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

9.	OTHER LONG-TERM ASSETS

	2013	2012
	$	$
Equipment costs subject to a deferred revenue arrangement	255	278
Customer equipment financing receivables	23	17
Credit facility arrangement fees	2	3
Other	26	33

	306	331

Amortization provided in the accounts for 2013 amounted to $258 (2012 – $232) and was recorded as amortization of deferred equipment costs and other amortization.

10.	INTANGIBLES AND GOODWILL

	2013	2012
	$	$
Broadcast rights and licenses
Cable systems	4,015	4,260
DTH and satellite services	1,013	1,013
Television broadcasting	1,313	1,402

	6,341	6,675
Program rights and advances	282	253
Goodwill
Non-regulated satellite services	88	88
Cable and telecommunications systems	73	86
Television broadcasting	537	541

	698	715
Wireless spectrum licenses	191	191
Other intangibles
Software	216	195
Customer relationships	85	–
Trademark and brands	38	41

	339	236

Net book value	7,851	8,070

Broadcast rights and licenses, trademark, brands and wireless spectrum licenses have been assessed as having indefinite useful lives. While licenses must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory, competitive or other factors that limit the useful lives of these assets.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

The changes in the carrying amount of intangibles with indefinite useful lives, and therefore not subject to amortization, are as follows:

	Broadcast rights and licenses	Trademark and brands	Goodwill	Wireless spectrum licenses
	$	$	$	$
September 1, 2011	6,655	41	712	191
Business acquisition [note 3]	20	–	3	–

August 31, 2012	6,675	41	715	191
Business acquisition [note 3]	–	–	68	–
Business divestment [note 3]	(245)	–	(81)	–
Transfer to assets held for sale [note 3]	(89)	(3)	(4)	–

August 31, 2013	6,341	38	698	191

Intangibles subject to amortization are as follows:

	August 31, 2013			August 31, 2012
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Program rights and advances	1,023	723	300	805	531	274
Software	252	144	108	276	157	119
Software under construction	108	–	108	76	–	76
Customer relationships	87	2	85	–	–	–

	1,470	869	601	1,157	688	469
Less current portion of program rights			18			21

			583			448

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

The changes in the carrying amount of intangibles subject to amortization are as follows:

	Program rights and advances	Software	Software under construction	Customer relationships	Total
	$	$	$	$	$
September 1, 2011	231	109	79	–	419
Business acquisition [note 3]	1	–	–	–	1
Additions	427	52	16	–	495
Transfers	–	19	(19)	–	–
Amortization	(385)	(60)	–	–	(445)
Disposals	–	(1)	–	–	(1)

August 31, 2012	274	119	76	–	469
Business acquisition [note 3]	–	–	–	87	87
Additions	432	37	34	–	503
Transfers	–	2	(2)	–	–
Amortization	(401)	(49)	–	(2)	(452)
Disposals	–	(1)	–	–	(1)
Transfer to assets held for sale	(5)	–	–	–	(5)

August 31, 2013	300	108	108	85	601

Impairment testing of indefinite-life intangibles and goodwill

The Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at March 1, 2013 and the recoverable amount of each of the cash generating units exceeded their carrying value by a significant amount.

In August 2011 the Company discontinued construction of a traditional wireless network and during the current year, granted an option to Rogers to acquire the AWS licenses for $350 (see note 3). As the price exceeds the carrying value of the AWS licenses and considering recent spectrum transactions in North America, the carrying value of the licenses continues to be appropriate.

A hypothetical decline of 10% and 20% in the recoverable amount of the broadcast rights and licenses for each cash generating unit as at March 1, 2013 would not result in any impairment loss. Further, any changes in economic conditions since the impairment testing conducted as at March 1, 2013 do not represent events or changes in circumstance that would be indicative of impairment at August 31, 2013.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Significant estimates inherent to this analysis include discount rates and the terminal value. At March 1, 2013, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal operating income before amortization multiple
Cable	8.0%	1.00%	5.50x
Satellite	9.5%	1.00%	4.50x
Media	8.5%	n/a	6.50x

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the third quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal operating income before amortization multiple
Cable	9%	5%	3%
Satellite	8%	4%	3%
Media	8%	n/a	2%

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2013	2012
	$	$
Trade	71	50
Program rights	70	72
CRTC benefit obligations	50	43
Accrued liabilities	324	289
Accrued network fees	102	105
Interest and dividends	219	219
Related parties [note 27]	23	24
Current portion of unfunded pension plan liability [note 26]	–	9

	859	811

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

12.	PROVISIONS

	Asset retirement obligations	Other	Total
	$	$	$
September 1, 2011	8	18	26
Additions	–	6	6
Reversal	–	(1)	(1)
Payments	–	(4)	(4)

August 31, 2012	8	19	27
Additions	1	9	10
Reversal	–	(1)	(1)
Payments	–	(1)	(1)

August 31, 2013	9	26	35

Current	–	19	19
Long-term	8	–	8

August 31, 2012	8	19	27

Current	–	26	26
Long-term	9	–	9

August 31, 2013	9	26	35

13.	LONG-TERM DEBT

		2013			2012
	Effective interest rates	Long-term debt at amortized cost(1)	Adjustment for finance costs(1)	Long-term debt repayable at maturity	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity
	%	$	$	$	$	$	$
Corporate
Cdn senior notes-
6.10% due November 16, 2012	6.11	–	–	–	450	–	450
7.50% due November 20, 2013	7.50	350	–	350	349	1	350
6.50% due June 2, 2014	6.56	599	1	600	598	2	600
6.15% due May 9, 2016	6.34	296	4	300	295	5	300
5.70% due March 2, 2017	5.72	398	2	400	397	3	400
5.65% due October 1, 2019	5.69	1,243	7	1,250	1,242	8	1,250
5.50% due December 7, 2020	5.55	496	4	500	496	4	500
6.75% due November 9, 2039	6.89	1,417	33	1,450	1,416	34	1,450

		4,799	51	4,850	5,243	57	5,300

Other
Burrard Landing Lot 2 Holdings Partnership	6.31	19	–	19	20	–	20

Total consolidated debt		4,818	51	4,869	5,263	57	5,320
Less current portion(2)		950	1	951	451	–	451

		3,868	50	3,918	4,812	57	4,869

(1)	Long-term debt is presented net of unamortized discounts and finance costs of $51 (August 31, 2012 – $57).

(2)	Current portion of long-term debt at August 31, 2013 includes the 7.50% senior notes which were repaid on November 20, 2013, the 6.50% senior notes due June 2, 2014 and the amount due within one year on the Partnership’s mortgage bonds.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Corporate

Bank loans

During 2012, a syndicate of banks provided the Company with an unsecured $1 billion credit facility which includes a maximum revolving term or swingline facility of $50 and matures in January 2017. The credit facility has a feature whereby the Company may request an additional $500 of borrowing capacity so long as no event of default or pending event of default has occurred and is continuing or would occur as a result of the increased borrowings. No lender has any obligation to participate in the requested increase unless it agrees to do so at its sole discretion. This facility replaced the prior credit and operating loan facilities which were scheduled to mature in May 2012. Funds are available to the Company in both Canadian and US dollars. At August 31, 2013, $1 has been drawn as committed letters of credit against the revolving term facility. Interest rates fluctuate with Canadian prime and bankers’ acceptance rates, US bank base rates and LIBOR rates. Excluding the revolving term facility, the effective interest rate on actual borrowings under the credit facility during 2013 was 3.49% (2012 – nil). The effective interest rate on the revolving term facility for 2013 was 3% (2012 – 3%).

Senior notes

The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

Other

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Partnership which built the Shaw Tower project with office/retail space and living/working space in Vancouver, BC. In the fall of 2004, the commercial construction of the building was completed and at that time, the Partnership issued ten year secured mortgage bonds in respect of the commercial component of the Shaw Tower. The bonds bear interest at 6.31% compounded semi-annually and are collateralized by the property and the commercial rental income from the building with no recourse to the Company.

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2013.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years and thereafter are as follows:

$
2014	951
2015	18
2016	300
2017	400
2018	–
Thereafter	3,200

4,869

Interest expense

	2013	2012
	$	$
Interest expense – long-term debt	314	334
Amortization of senior notes discounts	2	2
Interest income – short-term (net)	(2)	(3)
Capitalized interest	(5)	(3)

	309	330

14.	OTHER LONG-TERM LIABILITIES

	2013	2012
	$	$
Pension liabilities [note 26]	123	402
CRTC benefit obligations	77	125
Post retirement liabilities [note 26]	15	19
Program rights liabilities	5	4
Other	3	3

	223	553

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

15.	DEFERRED CREDITS

	2013	2012
	$	$
IRU prepayments	472	485
Equipment revenue	131	137
Connection fee and installation revenue	14	10
Proceeds on wireless spectrum license option [note 3]	50	–
Refundable deposit on wireless spectrum license [note 3]	200	–
Deposit on future fibre sale	2	2
Other	3	1

	872	635

Amortization of deferred credits for 2013 amounted to $144 (2012 – $136) and was recorded in the accounts as described below.

IRU agreements are in place for periods ranging from 21 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2013 amounted to $13 (2012 – $12) and was recorded as other amortization. Amortization of equipment revenue for 2013 amounted to $121 (2012 – $115). Amortization of connection fee and installation revenue for 2013 amounted to $11 (2012 – $9) and was recorded as revenue.

16.	SHARE CAPITAL

Authorized

The Company is authorized to issue a limited number of Class A voting participating shares (“Class A Shares”) of no par value, as described below, and an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) of no par value, Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares and Class B preferred shares.

The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

2013	2012		2013	2012
Number of securities			$	$
22,520,064	22,520,064	Class A Shares	2	2
430,306,542	421,188,697	Class B Non-Voting Shares	2,660	2,455
12,000,000	12,000,000	Series A Preferred Shares	293	293

464,826,606	455,708,761		2,955	2,750

Class A Shares and Class B Non-Voting Shares

Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. In the event that a take-over bid is made for Class A Shares, in certain circumstances, the Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Changes in Class A Share capital and Class B Non-Voting Share capital in 2013 and 2012 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$
September 1, 2011	22,520,064	2	415,216,348	2,338
Stock option exercises	–	–	969,803	19
Dividend reinvestment plan	–	–	5,002,546	98

August 31, 2012	22,520,064	2	421,188,697	2,455
Stock option exercises	–	–	3,564,856	79
Dividend reinvestment plan	–	–	5,552,989	126

August 31, 2013	22,520,064	2	430,306,542	2,660

Series A Preferred Shares

The Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Series A Preferred Shares”) represent a series of class 2 preferred shares and are classified as equity since redemption, at $25.00 per Series A Preferred Share, is at the Company’s option and payment of dividends is at the Company’s discretion.

Share transfer restriction

The Articles of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a license to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

17.	SHARE-BASED COMPENSATION

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed ten years from the date of grant. Options granted up to August 31, 2013 vest evenly on the anniversary dates from the original grant date at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. As at August 31, 2013, 21,329,362 Class B Non-Voting Shares have been issued under the plan.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

The changes in options are as follows:

	2013		2012
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding, beginning of year	21,162,672	21.09	21,970,400	20.91
Granted	2,777,000	23.07	1,229,000	21.05
Forfeited	(819,375)	21.06	(1,066,925)	20.96
Exercised(1)	(3,564,856)	19.24	(969,803)	17.09

Outstanding, end of year	19,555,441	21.71	21,162,672	21.09

(1)	The weighted average Class B Non-Voting Share price for the options exercised was $23.96.

The following table summarizes information about the options outstanding at August 31, 2013:

	Options outstanding			Options exerciseable
Range of prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$16.30 – $22.27	10,736,278	5.98	19.57	6,976,778	19.20
$22.28 – $26.20	8,819,163	5.34	24.32	6,685,663	24.55

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2013 was $2.53 (2012 – $2.72) per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2013	2012
Dividend yield	4.37%	4.48%
Risk-free interest rate	1.37%	1.42%
Expected life of options	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	21.7%	24.7%

Expected volatility has been estimated based on the historical share price volatility of the Company’s Class B Non-Voting Shares.

Restricted share unit plan

The Company has an RSU plan whereby RSUs are granted to eligible employees and officers of the Company. An RSU is a right that tracks the value of one Class B Non-Voting Share and permits the holder to receive a cash payment equal to the market value once RSUs are vested. Market value is determined by the average of the closing prices of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days preceding the applicable

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

payment date as determined by the Company. When cash dividends are paid on Class B Non-Voting Shares, holders are credited with RSUs equal to the dividend. RSUs do not have voting rights as there are no shares underlying the plan.

The RSUs granted during 2011 vested during 2013 and the Company paid $6 to settle the obligation. During 2013, $3 was recorded as compensation expense (2012 – $2) and at August 31, 2013, the carrying value of the liability was $nil (2012 – $3).

Deferred share unit plan

The Company has a DSU plan for its Board of Directors whereby directors can elect to receive their annual cash compensation, or a portion thereof, in DSUs. In addition, the Company may adjust and/or supplement directors’ compensation with periodic grants of DSUs. A DSU is a right that tracks the value of one Class B Non-Voting Share. Holders will be entitled to a cash payout when they cease to be a director. The cash payout will be based on market value of a Class B Non-Voting Share at the time of payout. When cash dividends are paid on Class B Non-Voting Shares, holders are credited with DSUs equal to the dividend. DSUs do not have voting rights as there are no shares underlying the plan.

During 2013, $4 was recognized as compensation expense (2012 – $1). The carrying value and intrinsic value of DSUs at August 31, 2013 was $10 and $8, respectively (August 31, 2012 – $6 and $5, respectively).

Employee share purchase plan

The Company’s ESPP provides employees with an incentive to increase the profitability of the Company and a means to participate in that increased profitability. Generally, all non-unionized full time or part time employees of the Company are eligible to enroll in the ESPP. Under the ESPP, eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the employee’s contributions.

During 2013, $5 was recorded as compensation expense (2012 – $5).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

18.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	2013	2012
Numerator for basic and diluted earnings per share ($)
Net income	784	761
Deduct: net income attributable to non-controlling interests in subsidiaries	(38)	(33)
Deduct: dividends on Series A Preferred Shares	(13)	(15)

Net income attributable to common shareholders	733	713

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	448	441
Effect of potentially dilutive securities(1)	2	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	450	442

Earnings per share
Basic	1.64	1.62
Diluted	1.63	1.61

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the year ended August 31, 2013, 8,201,720 options were excluded from the diluted earnings per share calculation (2012 – 14,320,753).

19.	DIVIDENDS

Common share dividends

The holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid. The holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend at a rate of $0.0025 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Shares and Class B Non-Voting Shares participate equally, share for share, as to all subsequent dividends declared.

Preferred share dividends

Holders of the Series A Preferred Shares are entitled to receive, as and when declared by the Company’s Board of Directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%. Holders of Series A Preferred Shares will have the right, at their option, to convert their shares

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Preferred Shares”), subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter. The Series B Preferred Shares also represent a series of Class 2 preferred shares and holders will be entitled to receive cumulative quarterly dividends, as and when declared by the Company’s Board of Directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%.

Dividend reinvestment plan

The Company has a Dividend Reinvestment Plan (“DRIP”) that allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. Class B Non-Voting Shares distributed under the Company’s DRIP are new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date.

Dividends declared

The dividends per share recognized as distributions to common shareholders for dividends declared during the year ended August 31, 2013 and 2012 are as follows:

2013		2012
Class A Voting Share	Class B Non-Voting Share	Class A Voting Share	Class B Non-Voting Share
$1.0050	$1.0075	$0.9550	$0.9575

The dividends per share recognized as distributions to holders of Series A Preferred Shares was $1.125 during each of the years ended August 31, 2013 and 2012.

On June 28, 2013, the Company declared dividends of $0.28125 per Series A Preferred Share which were paid on September 30, 2013. The total amount paid was $3 of which $1 was not recognized as at August 31, 2013.

On October 24, 2013, the Company declared dividends of $0.084792 per Class A Voting Share and $0.085 per Class B Non-Voting Share payable on each of December 30, 2013, January 30, 2014 and February 27, 2014 to shareholders of record at the close of business on December 13, 2013, January 15, 2014 and February 14, 2014, respectively.

On October 24, 2013, the Company declared dividends of $0.28125 per Series A Preferred Share payable on December 31, 2013 to holders of record at the close of business on December 13, 2013.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

20.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for 2013 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	5	(1)	4
Adjustment for hedged items recognized in the period	(1)	–	(1)

	4	(1)	3
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	4	(1)	3

	8	(2)	6

Components of other comprehensive loss and the related income tax effects for 2012 are as follows:
	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Adjustment for hedged items recognized in the period	(3)	1	(2)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(83)	21	(62)

	(86)	22	(64)

Accumulated other comprehensive loss is comprised of the following:
		2013 $	2012 $
Items that may subsequently be reclassified to income
Fair value of derivatives		2	(1)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans		(89)	(92)

		(87)	(93)

21. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES
		2013 $	2012 $
Employee salaries and benefits		900	835
Purchases of goods and services		2,022	2,036

		2,922	2,871

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

22.	OTHER LOSSES

Other losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. During the prior year, the category also included a pension recovery of $25 which arose due to a plan amendment to freeze salary levels and a loss of $26 related to the electrical fire and resulting water damage at the Company’s head office in Calgary, Alberta. The loss of $26 includes $6 of costs in respect of restoration and recovery activities, including amounts incurred in the relocation of employees, and a write-down of $20 related to the damages sustained to the building and its contents. Insurance recoveries are included in Other losses as claims are approved. During the current year, the Company received insurance advances of $5 related to its claim for costs that were incurred in 2012 and incurred additional costs of $13 in respect of ongoing recovery activities. In addition, during the current year, the Company decided to discontinue further construction on a real estate project which resulted in a write-down of $14 and classification of $11 as assets held for sale at August 31, 2013.

23.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s net deferred tax liability consists of the following:

	2013 $	2012 $
Deferred tax assets	–	14
Deferred tax liabilities	(1,142)	(1,085)

Net deferred tax liability	(1,142)	(1,071)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Significant changes recognized to deferred income tax assets (liabilities) are as follows:

	Property, plant and equipment and software assets $	Broadcast rights, licenses, trademark and brands $	Partnership income $	Non-capital loss carry- forwards $	Accrued charges $	Foreign exchange on long-term debt and fair value of derivative instruments $	Total $
Balance at September 1, 2011	(145)	(820)	(354)	50	132	3	(1,134)
Recognized in statement of income	12	(18)	83	(17)	(17)	–	43
Recognized in other comprehensive loss	–	–	–	–	22	–	22
Recognized on business acquisition	–	(2)	–	–	–	–	(2)

Balance at August 31, 2012	(133)	(840)	(271)	33	137	3	(1,071)
Recognized in statement of income	(18)	(14)	4	(27)	(63)	(3)	(121)
Recognized in other comprehensive income	–	–	–	–	(1)	(1)	(2)
Recognized on business disposition and other	11	41	–	–	–	–	52

Balance at August 31, 2013	(140)	(813)	(267)	6	73	(1)	(1,142)

The Company has capital loss carryforwards of approximately $61 for which no deferred income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

The Company has taxable temporary differences associated with its investment in its subsidiaries. No deferred tax liabilities have been provided with respect to such temporary differences as the Company is able to control the timing of the reversal and such reversal is not probable in the foreseeable future.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

The income tax expense differs from the amount computed by applying Canadian statutory rates to income before income taxes for the following reasons:

	2013	2012
	$	$
Current statutory income tax rate	25.9%	26.3%

Income tax expense at current statutory rates	276	256
Net increase (decrease) in taxes resulting from:
Effect of tax rate changes	10	11
Recognition of previously unrecognized deferred tax assets	–	(32)
Recognition of previously unrecognized tax losses	(12)	–
Originating temporary differences recorded at future tax rates expected to be in effect when realized	–	2
Other	9	(23)

Income tax expense	283	214

Due to Canadian federal and provincial enacted corporate income tax rate changes, the statutory income tax rate for the Company decreased from 26.3% in 2012 to 25.9% in 2013.

The components of income tax expense are as follows:

	2013	2012
	$	$
Current income tax expense	174	257
Current income tax recovery from recognition of previously unrecognized tax losses	(12)	–

	162	257
Deferred tax expense (recovery) related to temporary differences	111	(22)
Deferred tax expense from tax rate changes	10	11
Deferred tax recovery from recognition of previously unrecognized deferred tax assets	–	(32)

Income tax expense	283	214

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

24.	BUSINESS SEGMENT INFORMATION

The Company’s operating segments are Cable, Media and Satellite, all of which are substantially located in Canada. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates divisional performance based on revenue and operating income before charges such as amortization.

	2013
	Cable $	Media $	Satellite(1) $	Intersegment eliminations $	Total $
Revenue	3,266	1,106	860	(90)	5,142

Operating income before amortization	1,582	353	285	–	2,220
Amortization(2)					(854)

Operating income					1,366

Operating income before amortization as % of revenue	48.4%	31.9%	33.1%	–	43.2%

Interest(2)					308
Burrard Landing Lot 2 Holdings Partnership					1

					309

Cash taxes(2)					300
Corporate/other					(138)

					162

Capital expenditures and equipment costs (net) by segment
Capital expenditures	825	31	42	–	898
Equipment costs (net)	42	–	81	–	123

	867	31	123	–	1,021

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					802
Additions to equipment costs (net)					132
Additions to other intangibles					69

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows					1,003
Increase in working capital related to capital expenditures					33
Increase in customer equipment financing receivables					(9)
Less: Proceeds on disposal of property, plant and equipment					(3)
Less: Satellite services equipment profit(3)					(3)

Total capital expenditures of equipment costs (net) reported by segments					1,021

See notes following 2012 business segment table.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

	2012
	Cable $	Media $	Satellite(1) $	Intersegment eliminations $	Total $
Revenue	3,193	1,053	844	(92)	4,998

Operating income before amortization	1,502	332	293	–	2,127
Amortization(2)					(808)

Operating income					1,319

Operating income before amortization as % of revenue	47.0%	31.5%	34.7%	–	42.6%

Interest(2)					329
Burrard Landing Lot 2 Holdings Partnership					1

					330

Cash taxes(2)					282
Corporate/other					(25)

					257

Capital expenditures and equipment costs (net) by segment
Capital expenditures	729	31	11	–	771
Equipment costs (net)	81	–	83	–	164

	810	31	94	–	935

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					730
Additions to equipment costs (net)					178
Additions to other intangibles					65

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows					973
Decrease in working capital related to capital expenditures					(10)
Increase in customer equipment financing receivables					(16)
Less: Proceeds on disposal of property, plant and equipment					(9)
Less: Satellite services equipment profit(3)					(3)

Total capital expenditures of equipment costs (net) reported by segments					935

(1)	The Satellite segment was previously reported as DTH and Satellite Services. These segments have been combined into a single operating segment for reporting purposes which is consistent with the operating segment reporting that is provided to the chief operating decision makers.

(2)	The Company does not report amortization, interest or cash taxes on a segmented basis.

(3)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

25.	COMMITMENTS AND CONTINGENCIES

Commitments

(i)	The Company owns and leases Ku-band and C-band transponders on the Anik F1R, Anik F2 and Anik G1 satellites. As part of the Ku-band transponder agreements with Telesat Canada, the Company is committed to paying annual transponder maintenance and license fees for each transponder from the time the satellite becomes operational for a period of 15 years.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

(ii)	The Company has various long-term operating commitments as follows:

$
2014	745
2015-2018	906
Thereafter	645

2,296

Comprised of:	$
Program related agreements	862
Lease of transmission facilities, circuits and premises	671
Lease and maintenance of transponders	667
Exclusive rights to use intellectual property	64
Other (primarily maintenance and support contracts)	32

2,296

Included in operating, general and administrative expenses are transponder maintenance expenses of $66 (2012 – $58) and rental expenses of $99 (2012 – $95).

(iii)	As part of the CRTC decisions approving the acquisition of the broadcasting businesses in 2012 and 2011, the Company is required to contribute approximately $182 in new benefits to the Canadian broadcasting system over seven years. The obligations have been recorded in the income statement at fair value, being the sum of the discounted future net cash flows using appropriate discount rates. In addition, the Company assumed the CRTC benefit obligation from Canwest’s acquisition of Specialty services in 2007. At August 31, 2013, the remaining expenditure commitments in respect of these obligations is $146 which will be funded over future years through fiscal 2019.

Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

Guarantees

In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and commercial surety bonds with and to third parties.

Indemnities

Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.

The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2013, management believes it is remote that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Irrevocable standby letters of credit and commercial surety bonds

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and commercial surety bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2013, the guarantee instruments amounted to $4. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s consolidated financial statements. The guarantee instruments mature at various dates during fiscal 2014.

26.	EMPLOYEE BENEFIT PLANS

Defined contribution pension plans

The Company has defined contribution pension plans for its non-union employees and, for the majority of these employees, contributes 5% of eligible earnings to the maximum amount deductible under the Income Tax Act. For union employees, the Company contributes amounts up to 9.8% of earnings to the individuals’ registered retirement savings plans. Total pension costs in respect of these plans for the year were $35 (2012 – $32) of which $23 (2012 – $20) was expensed and the remainder capitalized.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Defined benefit pension plans

The Company has two non-registered retirement plans for designated executives and senior executives and several registered pension plans for certain employees in the media business. The following is a summary of the accrued benefit liabilities recognized in the statement of financial position.

	2013 $	2012 $
Unregistered plans
Accrued benefit obligation	406	378
Fair value of plan assets	302	–

	104	378
Registered plans
Accrued benefit obligation	152	149
Fair value of plan assets	133	116

	19	33

Accrued benefit liabilities and deficit	123	411

The plans expose the Company to a number of risks, of which the most significant are as follows:

(i)	Volatility in market conditions: The accrued benefit obligations are calculated using discount rates with reference to bond yields closely matching the term of the estimated cash flows while many of the assets are invested in other types of assets. If plan assets underperform these yields, this will result in a deficit. Changing market conditions in conjunction with discount rate volatility will result in volatility of the accrued benefit liabilities. To minimize some of the investment risk, the Company has established long-term funding targets where the time horizon and risk tolerance are specified.

(ii)	Selection of accounting assumptions: The calculation of the accrued benefit obligations involves projecting future cash flows of the plans over a long time frame. This means that assumptions used can have a material impact on the statements of financial position and comprehensive income because in practice, future experience of the plans may not be in line with the selected assumptions.

Non-registered pension plans

The Company provides a supplemental executive retirement plan (“SERP”) for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of eligible pensionable earnings during their years of service. In 2012, the Company closed the plan to new participants and amended the plan to freeze base salary levels at August 31, 2012 for purposes of determining eligible pensionable earnings which resulted in a gain of $25 in respect of past service adjustments. The plan was also amended to provide funding of up to 90% of the accrued benefit obligation over a period of six years. Employees are not required to contribute to this plan. During 2013, the plan became partially funded as the Company made contributions of $300 to a Retirement Compensation Arrangement Trust (“RCA”).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

During the current year, the Company established an executive retirement plan (“ERP”) for certain executives not covered by the SERP. Benefits under this plan are comprised of defined contribution and defined benefit components and are based on the employees’ length of service as well as final average earnings during their years of service. Employees are not required to contribute to this plan. Annually the employer is to fund 90% of the accrued benefit obligation. Subsequent to year end, the Company made contributions of $2 to an RCA.

The table below shows the change in benefit obligation and funding status and the fair value of plan assets.

	SERP $	ERP $	2013 Total $	2012 SERP $
Accrued benefit obligation, beginning of year	378	–	378	334
Current service cost	8	2	10	7
Past service cost	4	–	4	–
Interest cost	17	–	17	19
Gain – past service adjustments	–	–	–	(25)
Payment of benefits to employees	(9)	–	(9)	(9)
Remeasurements:
Effect of changes in demographic assumptions	12	–	12	–
Effect of changes in financial assumptions	(15)	–	(15)	56
Effect of experience adjustments	9	–	9	(4)

Accrued benefit obligation, end of year	404	2	406	378

Fair value of plan assets, beginning of year	–	–	–	–
Employer contributions	300	–	300	–
Interest income	13	–	13	–
Payment of benefits	(9)	–	(9)	–
Return on plan assets, excluding interest income	(2)	–	(2)	–

Fair value of plan assets, end of year	302	–	302	–

Accrued benefit liability and plan deficit, end of year	102	2	104	378

The weighted average duration of the defined benefit obligation of the SERP and ERP at August 31, 2013 is 15.5 years and 23.4 years, respectively.

The underlying plan assets of the SERP at August 31, 2013 are invested in the following:

$
Cash and cash equivalents	160
Fixed income securities	80
Equity securities – Canadian	21
Equity securities – Foreign	41

302

All fixed income and equity securities have a quoted price in active market.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for the plans.

Accrued benefit obligation	2013 SERP %		2013 ERP %	2012 SERP %
Discount rate	4.75		4.75	4.50
Rate of compensation increase	5.00	(1)	3.00	5.00	(1)

Benefit cost for the year	2013 SERP %		2013 ERP %	2012 SERP %
Discount rate	4.50		4.20	5.50
Rate of compensation increase	5.00	(1)	3.00	5.00

(1)	Applies only to incentive compensation component of eligible pensionable earnings.

The calculation of the accrued benefit obligation is sensitive to the assumptions above. A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2013 by $68. A one percentage point increase in the rate of compensation increase would have increased the accrued benefit obligation by $13.

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the present value of the defined benefit obligation has been calculated using the projected benefit method which is the same method that is applied in calculating the defined benefit liability recognized in the statement of financial position. The sensitivity analysis presented above may not be representative of the actual change in the accrued benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some assumptions may be correlated.

The net pension benefit plan expense is comprised of the following components:

	SERP $	ERP $	2013 Total $	2012 SERP $
Current service cost	8	2	10	7
Past service cost	4	–	4	–
Interest cost	17	–	17	19
Interest income	(13)	–	(13)	–
Gain – past service adjustments	–	–	–	(25)

Pension expense	16	2	18	1

The components of pension expense are included in employee salaries and benefits except for the gain in respect of past service adjustments which is included in other losses in the income statement.

Registered pension plans

The Company has a number of funded defined benefit pension plans which provide pension benefits to certain unionized and non-unionized employees in the media business. Benefits under these plans are based on the employees’ length of service and final average salary. These plans are regulated by the Office of the Superintendent of Financial Institutions, Canada in

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

accordance with the provisions of the Pension Benefits Standards Act and Regulations. The regulations set out minimum standards for funding the plans.

The table below shows the change in the benefit obligations, change in fair value of plan assets and the funded status of these defined benefit plans.

	2013 $	2012 $
Accrued benefit obligation, beginning of year	149	119
Current service cost	5	4
Interest cost	7	7
Employee contributions	1	1
Payment of benefits to employees	(7)	(6)
Remeasurements:
Effect of changes in demographic assumptions	5	–
Effect of changes in financial assumptions	(4)	22
Effect of experience adjustments	(4)	2

Accrued benefit obligation, end of year	152	149

Fair value of plan assets, beginning of year	116	109
Employer contributions	13	10
Employee contributions	1	1
Interest income	6	7
Payment of benefit	(7)	(6)
Administrative expenses paid from plan assets	(1)	(1)
Return on plan assets, excluding interest income	5	(4)

Fair value of plan assets, end of year	133	116

Accrued benefit liability and plan deficit, end of year	19	33

The weighted average duration of the defined benefit obligation at August 31, 2013 is 15.5 years.

The plan assets at August 31, 2013 are comprised of investments in pooled funds as follows:

$
Equity – Canadian	36
Equity – Foreign	20
Fixed income – Canadian	77

133

The underlying securities in the pooled funds have a quoted prices in an active market.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for these plans.

Accrued benefit obligation	2013%	2012%
Discount rate	4.84	4.67
Rate of compensation increase	3.50	3.50

Benefit cost for the year	2013%	2012%
Discount rate	4.67	5.75
Rate of compensation increase	3.50	4.00

The calculation of the accrued benefit obligation is sensitive to the assumptions above. A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2013 by $25. A one percentage point increase in the rate of compensation increase would have increased the accrued benefit obligation by $5.

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the present value of the defined benefit obligation has been calculated using the projected benefit method which is the same method that is applied in calculating the defined benefit liability recognized in the statement of financial position. The sensitivity analysis presented above may not be representative of the actual change in the accrued benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some assumptions may be correlated.

The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

	2013 $	2012 $
Current service cost	5	4
Interest cost	7	7
Interest income	(6)	(7)
Administrative expenses	1	1

Pension expense	7	5

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Other benefit plans

The Company has post employment benefits plans that provide post retirement health and life insurance coverage to certain retirees in the media business and are funded on a pay-as-you-go basis. The table below shows the change in the accrued post-retirement obligation which is recognized in the statement of financial position.

	2013 $	2012 $
Accrued benefit obligation, beginning of year	19	16
Current service cost	–	–
Interest cost	1	1
Payment of benefits to employees	(1)	(1)
Remeasurements:
Effect of changes in demographic assumptions	(4)	–
Effect of changes in financial assumptions	–	3

Accrued benefit obligation and plan deficit, end of year	15	19

The weighted average duration of the benefit obligation at August 31, 2013 is 16.9 years.

The post-retirement benefit plan expense, which is included in employee salaries and benefits expense, is $1 (2012 – $1) and is comprised of interest cost.

The discount rates used to measure the post-retirement benefit cost for the year and the accrued benefit obligation as at August 31, 2013 were 4.50% and 4.75%, respectively (2012 – 5.50% and 4.50%, respectively). A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2013 by $3.

Employer contributions

The Company’s estimated contributions to the defined benefit plans in fiscal 2014 are $28.

27.	RELATED PARTY TRANSACTIONS

Controlling shareholder

The majority of the Class A Shares are held by JR Shaw, members of his family and the companies owned and/or controlled by them (the “Shaw Family Group”). All of the Class A Shares held by the Shaw Family Group are subject to a voting trust agreement entered into by such persons. The Shaw Family Group is represented as Directors, Senior Executive and Corporate Officers of the Company.

During the year, the Company and the Shaw Family Group formed a partnership to make equity investments in companies with new and emerging technologies that have the potential to provide future benefit to Shaw. The Shaw Family Group contributed $1 for its 20% interest in the partnership.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Significant investments in subsidiaries

The following are the significant subsidiaries of the Company, all of which are incorporated in Canada.

	Ownership Interest
	August 31, 2013	August 31, 2012
Shaw Cablesystems Limited	100%	100%
Shaw Cablesystems G.P.	100%	100%
Shaw Envision Inc.	100%	–
Shaw Telecom Inc.	100%	100%
Shaw Telecom G.P.	100%	100%
Shaw Satellite Services Inc.	100%	100%
Star Choice Television Network Incorporated	100%	100%
Shaw Satellite G.P.	100%	100%
Shaw Media Inc.	100%	100%
Shaw Television Limited Partnership	100%	100%
Mountain Cablevision Limited	–	100%

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors, have the authority and responsibility for planning, directing and controlling the activities of the Company.

Compensation

The compensation expense of key management personnel and Board of Directors is as follows:

	2013 $	2012 $
Short-term employee benefits	39	32
Post-employment pension benefits	17	(23)
Share-based compensation	6	3

	62	12

Transactions

The Company paid $3 (2012 – $3) for direct sales agent, marketing, installation and maintenance services to a company controlled by a Director of the Company.

During the year, the Company paid $7 (2012 – $9) for remote control units to a supplier where Directors of the Company hold positions on the supplier’s board of directors.

At August 31, 2013, the Company had $1 owing in respect of these transactions (2012 – $1).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Other related parties

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Corus

The Company and Corus are subject to common voting control. During the year, network fees of $125 (2012 – $132), advertising fees of $1 (2012 – $2) and programming fees of $1 (2012 – $1) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided administrative and other services for $nil (2012 – $1), uplink of television signals for $5 (2012 – $5), Internet services and lease of circuits for $1 (2012 – $1) and programming content of $1 (2012 – $nil). At August 31, 2013, the Company had a net of $21 owing in respect of these transactions (2012 – $22) and commitments in respect of network program agreements of $55 which are included in the amounts disclosed in note 25.

During the current year the Company sold to Corus its 49% interest in ABC Spark and acquired from Corus its 20% interest in Food Network Canada. The Company had a non-interest bearing promissory note of $48 owing to Corus at August 31, 2013 in respect of these transactions. In addition, the Company has agreed to sell to Corus its 50% interest in its two French-language channels, Historia and Series+. The sale of Historia and Series+ is expected to occur in 2014 (see note 3).

The Company provided Corus with television advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Burrard Landing Lot 2 Holdings Partnership

During the year, the Company paid $10 (2012 – $10) to the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its Lower Mainland operations. At August 31, 2013, the Company had a remaining commitment of $90 in respect of the office space lease which is included in the amounts disclosed in note 25.

Specialty Channels

The Company either currently holds or previously held interests in a number of specialty television channels which are subject to either joint control or significant influence. The Company paid network fees of $2 (2012 – $6) and provided uplink of television signals of $1 (2012 – $1) to these channels during the year.

28.	FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

(ii)	Investments and other assets and Other long-term assets

Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined using an estimated credit-adjusted mark-to-market valuation.

The carrying values and estimated fair values of long-term debt and derivative financial instruments are as follows:

	August 31, 2013		August 31, 2012
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Assets
Derivative financial instruments(1)	3	3	–	–

Liabilities
Long-term debt	4,818	5,275	5,263	5,753
Derivative financial instruments(1)	–	–	1	1

	4,818	5,275	5,264	5,754

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

Derivative financial instruments held at August 31, 2013 have maturity dates throughout fiscal 2014.

As at August 31, 2013 and 2012, US currency forward purchase contracts qualified as hedging instruments and were designated as cash flow hedges.

Risk management

The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

Currency risk

Certain of the Company’s capital expenditures and equipment costs are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures and equipment costs, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2013, the Company entered into forward contracts to purchase US $150 over a period of 12 months commencing in September 2012 at an average exchange rate of 1.0011 Cdn. At August 31, 2013 the Company had forward contracts to purchase US $85 over a period of 12 months commencing in September 2013 at an average exchange rate of 1.0212 Cdn in respect of capital expenditures and equipment costs.

Interest rate risk

Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are a banking facility and various Canadian senior notes with varying maturities issued in the public markets as more fully described in note 13.

Interest on the Company’s banking facility is based on floating rates, while the senior notes are fixed-rate obligations. The Company utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at August 31, 2013, 100% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Market risk

Net income and other comprehensive income for 2013 could have varied if the Canadian dollar to US dollar foreign exchange rates or market interest rates varied by reasonably possible amounts.

The sensitivity to currency risk has been determined based on a hypothetical change in Canadian dollar to US dollar foreign exchange rates of 10%. Foreign exchange forward contracts would be impacted by this hypothetical change resulting in a change to other comprehensive income by $7 net of tax (2012 – $5). A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

The sensitivity to interest rate risk has been determined based on a hypothetical change of one percentage or 100 basis points. Foreign exchange forward contracts would be impacted by this hypothetical change but would not have resulted in a change to other comprehensive income in 2013 or 2012. Interest on the Company’s banking facility is based on floating rates and there is no significant market risk arising from fluctuations in interest rates.

Credit risk

Accounts receivable in respect of Cable and Satellite divisions are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. For the Media division, a significant portion of sales are made to advertising agencies which results in some concentration of credit risk. At August 31, 2013, approximately 59% (2012 – 58%) of

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

the $196 (2012 – $182) of advertising receivables is due from the ten largest accounts. The largest amount due from an advertising agency is $19 (2012 – $20) which is approximately 10% (2012 – 11%) of advertising receivables. As at August 31, 2013, the Company had accounts receivable of $486 (August 31, 2012 – $433), net of the allowance for doubtful accounts of $27 (August 31, 2012 – $28). The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at August 31, 2013, $135 (August 31, 2012 – $111) of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. Uncollectible accounts receivable are charged against the allowance account based on the age of the account and payment history. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company mitigates the credit risk of advertising receivables by performing initial and ongoing credit evaluations of advertising customers. Credit is extended and credit limits are determined based on credit assessment criteria and credit quality. In addition, the Company mitigates credit risk of subscriber receivables through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms.

Credit risks associated with US currency contracts arise from the inability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by a financial institution with Standard & Poor’s ratings ranging from A+ to A-1.

Liquidity risk

Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long-term debt.

The Company’s undiscounted contractual maturities as at August 31, 2013 are as follows:

	Accounts payable and accrued liabilities(1)	Promissory note	Other long-term liabilities	Long-term debt repayable at maturity	Interest payments
	$	$	$	$	$
Within one year	859	48	–	951	290
1 to 3 years	–	–	5	318	475
3 to 5 years	–	–	–	400	415
Over 5 years	–	–	–	3,200	2,279

	859	48	5	4,869	3,459

(1)	Includes accrued interest and dividends of $219.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

29.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	2013	2012
	$	$
Net income	784	761
Adjustments to reconcile net income to funds flow from operations:
Amortization	858	813
Program rights	(31)	(42)
Deferred income tax expense (recovery)	121	(43)
CRTC benefit obligations [note 3]	–	2
CRTC benefit obligation funding	(52)	(48)
Gain on sale of cablesystem [note 3]	(50)	–
Divestment costs [note 3]	5	–
Gain on sale of associate [note 3]	(7)	–
Gain on remeasurement of interests in equity investments [note 3]	–	(6)
Share-based compensation	4	5
Defined benefit pension plans	(288)	(13)
Gain on derivative instruments	–	(1)
Realized loss on settlement of derivative instruments	–	(7)
Accretion of long-term liabilities and provisions	9	14
Settlement of amended cross-currency interest rate agreements	–	(162)
Write-down of properties [note 22]	14	20
Other	13	6

Funds flow from operations	1,380	1,299

(ii)	Interest and income taxes paid and interest and distributions received and classified as operating activities are as follows:

	2013	2012
	$	$
Interest paid	317	331
Income taxes paid	154	218
Interest received	2	3
Distributions received	2	–

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

(iii)	Non-cash transactions

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2013	2012
	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan [note 19]	126	98
Issuance of promissory note:
Transactions with a related party [notes 3 and 27]	48	–

30.	CAPITAL STRUCTURE MANAGEMENT

The Company’s objectives when managing capital are:

(i)	to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;

(ii)	to maintain compliance with debt covenants; and

(iii)	to manage a strong and efficient capital base to maintain investor, creditor and market confidence.

The Company defines capital as comprising all components of shareholders’ equity (other than non-controlling interests and amounts in accumulated other comprehensive income/loss), long-term debt (including the current portion thereof), and bank indebtedness less cash and cash equivalents.

	August 31, 2013 $	August 31, 2012 $
Cash and cash equivalents	(422)	(427)
Long-term debt repayable at maturity	4,869	5,320
Share capital	2,955	2,750
Contributed surplus	72	77
Retained earnings	1,242	1,019

	8,716	8,739

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives.

On December 5, 2012 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 7, 2012 to December 6, 2013.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2013 and 2012

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company’s banking facility is subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow and operating cash flow to fixed charges. At August 31, 2013, the Company is in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.

The Company’s overall capital structure management strategy remains unchanged from the prior year.